      For Immediate Release

News Release

TransAlta acquires over 93 per cent of

Canadian Hydro Developers and expects to complete transaction by November 4, 2009

CALGARY, Alberta (November 3, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) and Canadian Hydro Developers, Inc. (TSX: KHD) announced today TransAlta's wholly-owned subsidiary (the "Offeror") has taken up approximately 9.1 million additional common shares of Canadian Hydro Developers validly deposited and taken up pursuant to its offer (the “Offer”) to acquire all of the outstanding common shares of Canadian Hydro Developers for $5.25 cash per share. These common shares combined with the common shares acquired on October 23, 2009 represent approximately 93.5 per cent of the outstanding common shares of Canadian Hydro Developers.  The Offer has now expired.

Given the Offer has been accepted by holders of more than 90 per cent of Canadian Hydro Developers common shares, the Offeror will exercise its right to acquire the remaining common shares of Canadian Hydro Developers pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta), as described in the Offer.  TransAlta anticipates that the compulsory acquisition of the remaining common shares will be completed on November 4, 2009, the date that Offeror will pay for the additional common shares taken up pursuant to the Offer.

Following the take-up of the additional common shares of Canadian Hydro Developers, Richard Ballantyne and David Stenason will resign from the Board of Directors of the company. TransAlta will also take the necessary steps to delist Canadian Hydro Developers from the TSX.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. TransAlta's focus is to efficiently operate its diversified fleet of geo-thermal, wind, hydro, natural gas and coal-fired facilities in order to provide its customers with a reliable, low-cost source of power. For nearly 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where it works and lives. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

About Canadian Hydro

“Recognized as one of Jantzi/Maclean's Top 50 Responsible Corporations in Canada”

Canadian Hydro is committed to Building a Sustainable Future®. The Company is the largest and most diversified developer, owner, and operator of 21 renewable energy generation facilities in Canada totaling net 694 MW of capacity in operation and 18 MW under construction. The renewable generation portfolio is diversified across three technologies (water, wind,and biomass) in the provinces of Alberta, British Columbia, Ontario, and Quebec. This portfolio is unique in Canada as all facilities are certified, or slated for certification, under Environment Canada’s EcoLogoM Program.

Reader Advisory

This joint news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  More particularly, and without limitation, this joint news release contains forward-looking information concerning the timing of the payment for the common shares of Canadian Hydro Developers taken up pursuant to the Offer and the completion of the compulsory acquisition, and the affects of the transaction on TransAlta.  This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond TransAlta's and Canadian Hydro Developers' control including, without limitation, uncertainty related to the impact of legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta and Canadian Hydro Developers operate.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect TransAlta's and Canadian Hydro Developers' results are included in reports on file with the Canadian and United States securities regulatory authorities.  TransAlta's and Canadian Hydro Developers' actual results, performance or achievements may differ materially from those expressed in, or implied by this forward-looking information and, accordingly, no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that TransAlta and Canadian Hydro Developers will derive therefrom.  Forward-looking information is based on the estimates and opinions of TransAlta's and Canadian Hydro Developers' management at the time the information is released and TransAlta and Canadian Hydro Developers do not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This joint news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities will be made absent registration under, or an exemption from the registration requirements of, applicable securities laws.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

TransAlta

TransAlta

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: jess_nieukerk@transalta.com

Canadian Hydro Developers

Darryl Warren

Manager, Marketing & Communications

(403) 806-8143

DWarren@canhydro.com

www.canhydro.com

Endnotes

News Release